UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission file number: 001-38726

CNFinance Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

22/F, South Finance Center, No. 6 Wuheng Road

Tianhe District, Guangzhou City, Guangdong Province

People’s Republic of China

+86-20-62316688

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Completion of Issuance of Class B Ordinary Shares

On May 6, 2026, CNFinance Holdings Limited (NYSE: CNF) (“CNFinance” or the “Company”) completed its issuance of 2,000,000,000 Class B ordinary shares (the “Subscription Shares”) to Kylin Investment Holdings Limited (“Kylin”).

Pursuant to the share application form effective on April 29, 2026, Kylin acquired the Subscription Shares at a price of US$0.0001 per share, for aggregate gross proceeds to the Company of US$200,000. The Company intends to use the net proceeds for general working capital purposes.

Following this issuance, the Company has a total of 3,559,576,960 issued and outstanding ordinary shares, consisting of 1,559,576,960 Class A ordinary shares and 2,000,000,000 Class B ordinary shares. Kylin beneficially owns 243,949,380 Class A ordinary shares and 2,000,000,000 Class B ordinary shares of the Company, representing approximately 63.0% of the total issued and outstanding ordinary shares of the Company and approximately 96.8% of the aggregate voting power of the Company.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNFINANCE HOLDINGS LIMITED

Date: May 6, 2026	By:	/s/ Bin Zhai
		Name:	Bin Zhai
		Title:	Chief Executive Officer and Chairman

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